File No. 69-93






                SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C.

                          Form U-3A-2


          STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY
ACT OF 1935


             To be filed annually prior to March 1

                NIAGARA MOHAWK POWER CORPORATION



hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which the claimant directly or indirectly holds an interest.

Column A            Column B            Column C       Column D
--------            --------            --------       --------
                                                       % OF VOTING
NAME AND LOCATION   STATE OF            NATURE OF      SEC. OWNED
OF COMPANY          ORGANIZATION        BUSINESS       BY CLAIMANT
---------------     ------------        --------       -----------

NIAGARA MOHAWK     New York          Electric and Gas       -
POWER CORPORATION                    Utility
(NMPC OR CLAIMANT)
SYRACUSE, NEW YORK

 Opinac Energy     Province of       Investment         100.00%
 Corporation       Ontario, Canada   Company (Note A)
 (Opinac)
 Ontario, Canada

 NM Uranium, Inc.  Texas             Mining             100.00%
 Syracuse, New York

 NM Suburban       New York          Gas Utility        100.00%
 Gas, Inc.                           (Note B)
 Syracuse, New York

 NM Holdings, Inc. New York          Real Estate        100.00%
 Syracuse, New York                  Development
                                     (Note C)

 EMCO-TECH, Inc.   New York          (Note D)           100.00%
 Syracuse, New York

 NM Receivables    New York          (Note E)           100.00%
 Corp.
 Syracuse, New York

 Moreau            New York          Owns and operates   66.67%
 Manufacturing                       a hydroelectric
 Corporation                         generating station
 (Moreau)
 Syracuse, New York

 Beebee Island     New York          Owns and operates   82.84%
 Corporation                         a hydroelectric
 (Beebee)                            generating station
 Syracuse, New York

Note A -            Owns 50.00% of Canadian Niagara Power Company, Limited
                    (CNP) (an electric utility located in Ontario, Canada), incorporated in the Province of Ontario, Canada. On October 10, 1996, Opinac sold 50% of its interest in CNP to Fortis, Inc. Opinac also owns 100.00% of Plum Street Enterprises, Inc. (an energy marketing and energy related energy services company located in Syracuse, New York), incorporated in the State of Delaware.

Note B - Corporation was formed in 1992 to acquire the assets of Syracuse Suburban Gas Company, Inc. in exchange for NMPC stock.

Note C - Owns 100.00% of Hudson Pointe, Inc., Land Management and Development, Inc., LandWest, Inc., Moreau Park, Inc., Riverview, Inc., Salmon Shores, Inc., Upper Hudson Development, Inc. and OPropco, Inc., each of which are real estate development projects located in Syracuse, New York and incorporated in the State of New York.

Note D -            EMCO-TECH, Inc. is inactive at December 31, 1996.

Note E - Corporation was formed in October 1996, whose business consists of the purchase and resale of an undivided interest in a designated pool of customer receivables, including accrued unbilled revenues.


2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

          As of December 31, 1996, NMPC owned and operated four fossil fuel steam plants (as well as having a 25% interest in the Roseton Steam Station and its output), two nuclear fuel steam plants, various diesel generating units and 70 hydroelectric plants and had a majority interest in Beebee and Feeder Dam Hydro Plants and their output. (NMPC also operates two other hydro facilities under contract, High Dam Hydro and Marble Street Hydro, owned by the City of Oswego, New York, and City of Watertown, New York, respectively. NMPC purchases substantially all of the output of these facilities.) NMPC's Canadian subsidiary, Opinac, has a 50% interest in CNP, which owns and operates the 76.8 MW Rankine hydroelectric plant (which distributes electric power within the Province of Ontario) and a windmill generator in the Province of Alberta. In addition, NMPC has contracts to purchase electric energy from the New York Power Authority and other sources.

          The following is a list of NMPC's major generating stations at December 31, 1996:

                                                       NMPC's SHARE
                                                     OF NET
STATION, LOCATION                    ENERGY          CAPABILITY
AND PERCENT OWNERSHIP                 SOURCE           IN MEGAWATTS
---------------------                 ------           ------------

Huntley, Niagara River (100%)          Coal                740
Dunkirk, Lake Erie (100%)              Coal                593
Albany, Hudson River (100%)        Oil/Natural Gas         400
Oswego, Lake Ontario (76%) (Unit 6)    Oil                 636
Roseton, Hudson River (25%)        Oil/Natural Gas         300
Nine Mile Point Unit 1,
  Lake Ontario (100%)                  Nuclear             613
Nine Mile Point Unit 2,
  Lake Ontario (41%)                   Nuclear             469


          As of December 31, 1996, NMPC's electric transmission and distribution systems were comprised of 952 substations with a rated transformer capacity of approximately 28,500,000 kva., approximately 8,000 circuit miles of overhead transmission lines, approximately 1,100 cable miles of underground transmission lines, approximately 113,100 conductor miles of overhead distribution lines and approximately 5,800 cable miles of underground distribution cables. Only a part of such transmission and distribution lines are located on property owned by NMPC. The electric system of NMPC is directly interconnected with other electric utility systems in Ontario and Quebec, Canada, New York, Massachusetts, Vermont and Pennsylvania, and indirectly interconnected with most of the electric utility systems in the United States.

          As of December 31, 1996, NMPC's natural gas system, including NM Suburban Gas, Inc., was comprised of approximately 7,700 miles of pipelines and mains, only a part of which is located on property owned by NMPC.

          Beebee owns and operates a hydroelectric generating station (8,000 kilowatt rated capacity) located on the Black River in the City of Watertown, Jefferson County, New York.

          Moreau owns and operates a hydroelectric generating station (6,000 kilowatt rated capacity) located on the Hudson River in the Town of Moreau, Saratoga County, New York.


3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

          (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.


           COMPANY                                  KWH.
           -------                                  ----

NMPC                                          38,823,651,000
CNP*                                             479,731,000(1)
Beebee                                            51,774,000(2)
Moreau                                            22,423,000(3)

(1)  Includes sales to NMPC of                   177,164,000 Kwh.

(2)  Includes sales to NMPC of                    44,495,000 Kwh.

(3)  Includes sales to NMPC of                    16,282,000 Kwh.

* Held indirectly through Opinac. 50% of Opinac's interest in CNP was sold in October 1996 to Fortis, Inc.



                                              NATURAL GAS (Mcf.)
                                              ------------------

NMPC                                               86,973,000
NM Suburban Gas, Inc.                                   5,000


          (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

                           None

          (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

      COMPANY                                         KWH.
      -------                                         ----

NMPC (at the State line)                        3,778,355,000

At the International boundary line between
  the United States and Canada:
     By CNP                                        209,540,000 (1)
     By NMPC                                       22,824,750


(1) To NMPC


                                               NATURAL GAS (Mcf.)
                                               ------------------

NMPC (outside the State or at the State line)       1,154,279


          (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.


      COMPANY                                        KWH.
      -------                                        ----

NMPC (at the State line)                            77,589,000

At the International boundary line between
  the United States and Canada:
     From CNP                   209,540,000
     From Hydro-Quebec          277,959,000
     From Ontario Hydro         743,363,000
     From Cornwall Electric
       Company                   24,643,000      1,255,505,000
                                -----------

                                               NATURAL GAS (Mcf.)
                                               ------------------

NMPC (at the State Line):                          90,162,299
At the International boundary line between
  the United States and Canada:
    From Western Gas Marketing, Ltd.               19,382,213


4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

          (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                    NMPC, CNP, and Opinac each own a direct or an indirect interest in a wind power generating facility at Cowley Ridge in the Province of Alberta, Canada, with a capacity of approximately 18.9 MW (the "Facility") located at Cowley Ridge, Pincher Creek, Alberta, Canada.

          (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                    The Facility is jointly owned by Canadian Niagara Wind Power Company, Inc. ("Wind Power Company") and Cowley Ridge Partnership ("Cowley Partnership") via a joint venture agreement. Wind Power Company directly holds (in trust for the benefit of the joint venture) the legal title to the Facility. Cowley Partnership beneficially owns 99% of the property of the joint venture. Wind Power Company is a corporation incorporated under the laws of the Province of Alberta, Canada. Cowley Partnership is an Alberta general partnership.

                    In December of 1995, CNP acquired a 99.99% interest in Wind Power Company and Cowley Partnership, respectively, and a 100% interest in the joint venture which owns and controls the Facility. On October 10, 1996, Opinac sold 50% of its interest in CNP to Fortis, Inc. Therefore, at December 31, 1996, Opinac, a corporation incorporated under the laws of the Province of Ontario, Canada has a 50% interest in CNP. Opinac is a wholly-owned subsidiary of NMPC.


          (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                    $6,467,577 (see 4(d) below), was invested by CNP.

          (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                    Cowley Partnership:
                    Shareholder's Equity - $6,402,901
                    (Capital Stock - $6,865,139 and Accumulated Deficit- ($462,238))

                    Wind Power Company:
                    Shareholder's Equity - $64,676
                    (Capital Stock - $69,345 and Accumulated Deficit-
                    ($4,669)).

          (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                         None

NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES

EXHIBIT A


          A consolidating statement of income and surplus of the claimant and subsidiary companies for the last calendar year, together with a consolidating balance sheet of the claimant and subsidiary companies as of the close of such calendar year.

          Attached hereto are consolidating balance sheet at December 31, 1996, consolidating statement of income and consolidating statements of retained earnings for the year ended December 31, 1996, and adjustments, reclassifications and inter-company eliminations. The accounts of CNP are consolidated until the sale on October 10, 1996 in the consolidating statement of income. The accounts of Beebee, Moreau and CNP (after October 10, 1996) are not 100% owned and are not material; therefore, they are not consolidated. They are included in the accounts of the claimant under the equity method.

          Notes to the financial statements are incorporated herein by reference to the Annual Report on Form 10-K of NMPC for 1996, filed on March 27, 1997, File No. 1-2987.

NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
---------------------------------------------------------
EXHIBIT A

INDEX TO FINANCIAL STATEMENTS


                                                          PAGE
                                                          ----
Consolidating Balance Sheet of NMPC at
  December 31, 1996                                        S-2

Consolidating Statement of Income of NMPC
  for the Year Ended December 31, 1996                     S-4

Consolidating Statement of Retained Earnings of
  NMPC for the Year Ended December 31, 1996                S-5

Inter-Company Eliminations                                 S-6

Consolidating Balance Sheet of NM Holdings, Inc.
  at December 31, 1996                                     S-9

Consolidating Statement of Income and Retained
  Earnings of NM Holdings, Inc. for the Year
  Ended December 31, 1996                                  S-10

Inter-Company Eliminations, Adjustments and
  Reclassifications                                        S-11

Consolidating Balance Sheet of Opinac at
  December 31, 1996                                        S-12

Consolidating Statement of Income and Retained
  Earnings of Opinac for the Year Ended
  December 31, 1996                                        S-13

Inter-Company Eliminations, Adjustments and
  Reclassifications                                        S-14

NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES                               S-2
---------------------------------------------------------

CONSOLIDATING BALANCE SHEET AT DECEMBER 31, 1996
(In Thousands of Dollars)


                                        Niagara                                         N M
                             Inter-     Mohawk    Opinac                       N M      Hold-
                             Company    Power     Energy   N M       N M       Receiv-  ings,
                             Elimina-   Corpor-   Corp.    Suburban  Uranium,  ables,   Inc.
               Consolidated  tions      ation     (S-12)   Gas, Inc. Inc.      Corp.    (S-9)
               ------------  ---------  -------   ------- --------- -------    -------  ------
ASSETS
-------
Utility plant:
  Electric
   plant       $ 8,611,419  $          $8,611,419  $        $        $        $          $
  Nuclear
   fuel            573,041                573,041
  Gas plant      1,082,298              1,067,637            14,661
  Common plant     292,591                292,591
Construction
  work in
  progress         279,992                279,992
               -----------   --------- ----------  -------   ------   ----     -------  ------

 Total utility
  plant         10,839,341             10,824,680            14,661
Less: accumu-
  lated depre-
  ciation &
  amortiza-
  tion           3,881,726              3,879,564             2,162
                ----------  --------   ----------   ------   ------   ----     -------   ------
  Net utility
   plant         6,957,615              6,945,116            12,499
                ----------  --------   ----------   ------   ------   ----     -------   ------
Other property
  and investments:
  Other physical
    property          402                     299                      103
  Investment in
    subsidiary
    companies-
    consolidated            (403,323)(A)  403,323
  Investment      256,743                 196,044   47,508                               13,191
                ---------   --------    ---------   ------   ------   ----     -------   ------
                  257,145   (403,323)     599,666   47,508             103               13,191
                ---------   --------    ---------   ------   ------   ----     -------   ------

Current assets:
Cash, including
  temporary cash
  investments
  of $223,829     325,398                 215,160   91,988     949      50      16,018    1,233
Accounts receiv-
 able             425,405   (105,985)(B)  171,148    3,640     294             355,112    1,196
  Less-Allowance
  for doubtful
  accounts        (52,100)                                                     (52,100)
Materials and
  supplies, at
  average cost:
    Coal & oil
     for produc-
     tion of
     electricity   20,788                  20,788
    Other         120,914                 120,914
    Gas storage    43,431                  43,431
Prepaid taxes      11,976                  11,750             226
Other              25,329                  21,030      788                       3,511
                ---------   ---------     -------   ------ -------     ----     -------    -----
                  921,141   (105,985)     604,221   96,416   1,469       50     322,541    2,429
                ---------   ---------     -------   ------ -------     ----     -------    -----

Regulatory assets:
Regulatory tax
  asset           390,994    (11,234)(B)  390,994                               11,234
Deferred finance
  charges         239,880                 239,880
Deferred
 environmental
 restoration
 costs            225,000                 225,000
Unamortized debt
  expense          65,993                  65,993
Postretirement
  benefits other
  than pensions    60,482                  60,482
Other             206,352                 206,352
               ----------  ---------   ---------- -------- -------   -----     --------  -------
                1,188,701    (11,234)   1,188,701                               11,234
               ----------  ---------   ---------- -------- -------   -----     --------  -------
Other assets:      77,428                  77,464              (36)
               ----------  ---------   ---------- -------- -------   -----     --------  -------
               $9,402,030  ($520,542)  $9,415,168 $143,924 $13,932   $ 153     $333,775  $15,620
               ==========  =========   ========== ======== =======   =====     ========  =======

/TABLE

NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES                              S-3
---------------------------------------------------------

CONSOLIDATING BALANCE SHEET AT DECEMBER 31, 1996
(In Thousands of Dollars)

                                        Niagara                                         N M
CAPITALIZATION               Inter-     Mohawk    Opinac                      N M      Hold-
AND LIABILITIES              Company    Power     Energy   N M       N M      Receiv-  ings,
---------------              Elimina-   Corpor-   Corp.    Suburban  Uranium, ables,   Inc.
               Consolidated  tions      ation     (S-12)   Gas, Inc. Inc.     Corp.    (S-9)
               ------------  --------   -------   -------  --------- -------- -------- -----
Capitalization:
  Common
   stockholders'
   equity:
   Common stock
    - $1 par
    value; auth.
    185,000,000
    shares:
    issued
    144,365,214
    shares     $  144,365   $          $  144,365  $        $         $      $          $
  Capital stock
   premium and
   expense      1,783,725  (278,885)(A) 1,798,754    10,455    7,167      57  230,883    15,294

  Capital stock
   in subsidiary
   companies -
   consolidated              (7,458)(A)               7,433               20        2         3
  Retained
   earnings
   (Page S-5)     657,482  (116,980)(A)   657,482   123,064     (850)          (6,007)      773
               ----------  --------     ---------   -------   -------  -----  -------   -------
                2,585,572  (403,323)    2,600,601   140,952    6,317      77  224,878    16,070
               ----------  --------     ---------   -------   -------  -----  -------   -------
Cumulative
  preferred stock -
  $100 par value;
  authorized
  3,400,000
  shares; issued
  2,340,000 shares:
 Optionally
  redeemable      210,000                 210,000
 Mandatorily
  redeemable       24,000                  24,000
Cumulative
  preferred stock -
  $25 par value;
  authorized
  19,600,000
  shares; issued
  12,064,005 shares:
 Optionally
  redeemable      230,000                 230,000
 Mandatorily
  redeemable       62,730                  62,730

Cumulative
  preference stock -
  $25 par value;
  authorized
  8,000,000 shares;
  issued none
Long-term debt  3,477,879   (4,596)(B)  3,477,879              4,596
               ---------- --------     ----------   -------  -------   ------   -------  ------
Total capital-
 ization        6,590,181 (407,919)     6,605,210   140,952   10,913      77    224,878  16,070
               ---------- --------     ----------   -------  -------   ------   -------  ------
Current
  liabilities:
   Short-term
    debt                -   (1,500)(B)                         1,500
   Long-term
    debt due
    within one
    year           48,084                  48,084
   Sinking fund
    requirements
    on redeemable
    preferred
    stock           8,870                   8,870
Accounts payable  271,830  (99,889)(B)    270,818     1,887      163      75     98,221     555
Payable on
 outstanding bank
 checks            32,008                  32,008
Customers'
 deposits          15,505                  15,505

Accrued taxes       4,216                   7,012                436       1     (3,233)
Accrued interest   63,252                  63,015                 52                185
Accrued vacation
 pay               36,436                  36,436
Other              52,455                  48,999       966                       2,490
               ----------   -------     ---------   -------  -------  ------    -------  ------
                  532,656  (101,389)      530,747     2,853    2,151      76     97,663     555
               ----------   -------     ---------   -------  -------  ------    -------  ------
Regulatory liabilities:
Deferred finance
 charges          239,880                 239,880
               ----------   -------     ----------   -------  -------   ------    -------  ------
Other liabilities:
Accumulated
 deferred
 income taxes  1,331,913    (11,234)(B) 1,331,576       119    1,223              11,234  (1,005)
Employee pension
 and other
 benefits        238,688                  238,688
Deferred pension
 settlement gain  19,269                   19,269
Unbilled
 revenues         49,881                   49,881
Other            174,562                  174,917              (355)
              ----------    -------     ----------  -------  -------  ------     -------  ------
               1,814,313    (11,234)    1,814,331       119      868              11,234  (1,005)
              ----------    -------     ----------  -------  -------  ------     -------  ------

Commitments and
  contingencies:
Liability for
  environmental
  restoration    225,000                 225,000
              ----------  ---------   ----------  --------  -------   ------   -------- -------
              $9,402,030  ($520,542)  $9,415,168  $143,924  $13,932   $  153   $333,775 $15,620
              ==========  =========   ==========  ========  =======   ======   ======== =======


NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES                               S-4
---------------------------------------------------------

CONSOLIDATING STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 1996

(In Thousands of Dollars)


                                        Niagara                                         N M
                             Inter-     Mohawk    Opinac                      N M       Hold-
                             Company    Power     Energy   N M       N M      Receiv-   ings,
                             Elimina-   Corpor-   Corp.    Suburban  Uranium, ables,    Inc.
               Consolidated  tions      ation     (S-13)   Gas, Inc. Inc.     Corp.     (S-10)
               ------------  --------   --------  -----    --------- -------  --------  ------
Operating Revenues:
  Electric     $3,308,979 ($2,409)(C)  $3,293,736  $17,652  $         $        $        $
  Gas             681,674  (8,995)(C)     679,635             11,034
               ---------- -------      ----------  -------   -------  ------  --------  ------
                3,990,653 (11,404)      3,973,371   17,652    11,034
               ---------- -------      ----------  -------   -------  ------  --------  ------
Operating Expenses:
  Fuel for
   electric
   generation    181,486                  181,486
  Electricity
   purchased   1,182,892   (2,409)(C)   1,185,301
  Gas pur-
   chased        370,040   (8,995)(C)     372,423              6,612
  Other oper-
   ation and
   mainten-
   ance          928,224                  904,751    6,225     1,453            15,795

  Depreciation
   & amorti-
   zation        329,827                  328,930      573       324
  Federal and
   foreign
   income
   taxes         105,583                  104,015    4,400       401            (3,233)
  Other taxes    475,846                  473,243    1,546     1,057
               ---------  -------      ----------  -------   -------   ------  --------   ------
               3,573,898  (11,404)      3,550,149   12,744     9,847            12,562
               ---------  -------      ----------  -------   -------   ------  --------   ------
Operating
  income         416,755                  423,222    4,908     1,187           (12,562)
               ---------  -------      ----------  -------   -------   ------  --------   ------
Other income
  and deductions:
  Allowance for
   other funds
   used during
   construction    3,665                    3,665
  Federal and
   foreign
   income taxes    3,089                     5,271   (1,701)                                 (481)
  Other items
   (net)          32,278  (17,945)(A,C)     23,602   19,224      (450)              6,555   1,292
               --------   ------       ----------  -------    ------   ------  --------   ------
                 39,032  (17,945)          32,538  17,523      (450)             6,555     811
               --------   ------       ----------  -------    ------   ------  --------   ------

Income before
  interest
  charges         455,787  (17,945)        455,760   22,431       737             (6,007)      811
                --------   ------        --------  -------     -----   ------  -------      ----

Interest charges:
  Interest on
   long-term
   debt          272,706     (432)(C)     272,706               432
  Other
   interest        9,017     (111)(C)       8,990       10      128
  Allowance for
   borrowed funds
   used during
   construction   (3,690)                  (3,690)
                --------   ------         --------  -------    -----   ------   ------       ----
                 278,033     (543)        278,006       10      560
                --------   ------         --------  -------    -----   ------   ------       ----

Net income
 (loss) before   177,754   (17,402)        177,754   22,421      177             (6,007)       811
 extraordin-    --------   -------        --------  -------     -----  ------   -------       ----
ary item

Extraordinary
 item for the
 discontinuance of
 regulatory account-
 ing principles,
 net of income
 taxes of
 $36,273         (67,364)                 (67,364)
               ---------  --------       --------- -------     -----  ------   -------       ----
Net income
 (loss)         $110,390  ($17,402)       $110,390  $22,421     $177   $        ($6,007)      $811
               =========  ========       ========= =======     =====  ======   =======       ====
/TABLE

NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES                              S-5
---------------------------------------------------------
CONSOLIDATING STATEMENT OF RETAINED EARNINGS FOR THE YEAR ENDED DECEMBER 31, 1996

(In Thousands of Dollars)

                                        Niagara                                        N M
                             Inter-     Mohawk   Opinac                       N M      Hold-
                             Company    Power    Energy    N M       N M      Receiv-  ings,
                             Elimina-   Corpor-  Corp.     Suburban  Uranium, ables,   Inc.
               Consolidated  tions      ation    (S-13)    Gas, Inc. Inc.     Corp.    (S-10)
               ------------  -------    -------  --------  --------  ------- --------  -----
Balance, Decem-
  ber 31, 1995 $585,373     ($99,578)(A) $585,373 $100,643 ($1,027)   $      $        $ (38)

Add:
  Net income
   (loss) for
   the year     110,390      (17,402)(A)  110,390   22,421     177            (6,007)   811
              ---------    ---------   ---------- --------  ------    ------  ------    ---
                695,763     (116,980)     695,763  123,064    (850)           (6,007)   773
              ---------    ---------   ---------- --------  ------    ------ -------    ---
Deduct:
  Dividends paid in cash on capital stock
   Cumulative preferred stock, $100 par value

   3.40% Series    680                         680
   3.60% Series  1,260                       1,260
   3.90% Series    936                         936
   4.10% Series    861                         861
   4.85% Series  1,213                       1,213
   5.25% Series  1,050                       1,050
   6.10% Series  1,525                       1,525
   7.45% Series  1,855                       1,855
   7.72% Series  3,088                       3,088

Cumulative preferred stock, $25 par value

  8.375% Series    471                         471
  9.75% Series     263                         263
  7.85% Series   1,794                       1,794
  9.50% Series  14,250                      14,250

  Adjustable Rate
   Series A
   (actual rate
   for 1996,
   6.525%)       1,950                       1,950
  Adjustable Rate
   Series B
   (actual rate
   for 1996,
   8.05%)        3,410                       3,410
  Adjustable Rate
   Series C
   (actual rate
   for 1996,
   7.80%)        3,675                       3,675
              --------      --------       --------    --------     ----   ------    ------   ----
    Total
     Dividends  38,281                      38,281
              --------      --------       --------    --------     ----   ------    ------   ----

Balance, Decem-
 ber 31, 1996 $657,482     ($116,980)     $657,482    $123,064    ($850)  $        ($6,007)  $773
              ========      ========      ========    ========     ====   ======    ======   ====

/TABLE

NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
---------------------------------------------------------

INTER-COMPANY ELIMINATIONS

December 31, 1996
(In Thousands of Dollars)

                   (A)                 DETAIL      DEBIT    CREDIT
                                       ------      -----    ------
Capital Stocks of Subsidiary
  Companies - Consolidated                         7,458
    Opinac                             7,433
    NM Uranium, Inc.                      20
    NM Holdings, Inc.                      3
    NM Receivables Corp.                   2

Capital Stock Premium and Expense                278,885
  Opinac                              10,455
  NM Receivables Corp.               230,883
  NM Holdings, Inc.                   15,294
  NM Suburban Gas, Inc.                7,167
  NM Uranium, Inc.                        57
  NMPC                                15,029

Retained Earnings (at beginning
  of year)                                        99,578
    Opinac                           100,643
    NM Suburban Gas, Inc.             (1,027)
    NM Holdings, Inc.                    (38)

Net Income of Subsidiaries for the
  period 1/1/96 through 12/31/96                  17,402
    Opinac                            22,421
    NM Receivables Corp.              (6,007)
    NM Holdings, Inc.                    811
    NM Suburban Gas, Inc.                177

Investments in Subsidiary Companies-
  consolidated                                             403,323
    Opinac                           155,981
    NM Suburban Gas, Inc.              6,317
    NM Holdings, Inc.                 16,070
    NM Uranium, Inc.                      77
    NM Receivables Corp.             224,878

(A) To eliminate the investment in and advances to subsidiary companies.

NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
---------------------------------------------------------

INTER-COMPANY ELIMINATIONS

December 31, 1996
(In Thousands of Dollars)

               (B)                      DETAIL    DEBIT    CREDIT
                                        ------    -----    ------

Accounts Payable                                 99,889
  NMPC to Opinac                          203
  NM Suburban Gas, Inc. to NMPC           163
  NM Holdings, Inc. to NMPC               462
  NMPC to Plum Street Ent.                840
  NM Receivables Corp. to NMPC         98,221

Accounts Receivable                                       99,889
  Opinac from NMPC                        203
  NMPC from NM Suburban Gas, Inc.         163
  NMPC from NM Holdings, Inc.             462
  Plum Street Ent. from NMPC              840
  NMPC from NM Receivables Corp.       98,221

Short-Term Debt                                   1,500
  NM Suburban Gas, Inc. to NMPC         1,500

Long-Term Debt                                    4,596
  NM Suburban Gas, Inc. to NMPC         4,596

Accounts Receivable                                        6,096
  NMPC from NM Suburban Gas, Inc.       6,096

Accumulated Deferred Income Tax                  11,234
  NM Receivables Corp. to NMPC         11,234

Regulatory Tax Asset                                      11,234
  NMPC from NM Receivables Corp.       11,234



NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
---------------------------------------------------------

INTER-COMPANY ELIMINATIONS

December 31, 1996
(In Thousands of Dollars)

                (C)                    DETAIL     DEBIT    CREDIT
                                       ------     -----    ------

Operating Revenues-Electric                       2,409
Operating Revenues-Gas                            8,995
  Opinac from NMPC                      2,409
  NMPC from NM Suburban Gas, Inc.       8,995

Operating Expenses - Operation -
  Electricity Purchased                                    2,409
    NMPC from Opinac                    2,409

Operating Expenses - Operation -
  Gas Purchased                                            8,995
    NM Suburban Gas, Inc. from NMPC     8,995

Other Income and Deductions
  other items (net)                                 543
    NMPC from NM Suburban Gas, Inc.       543

Interest Charges - Interest
  on Long-Term Debt                                          432
Interest Charges-Other interest                              111
  NM Suburban Gas, Inc. to NMPC           543


(C)       To eliminate the inter-company revenues and expenses.

                                                                                      S-9
NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
---------------------------------------------------------
N M HOLDINGS, INC.
------------------

CONSOLIDATING BALANCE SHEET AT DECEMBER 31, 1996
(In Thousands of Dollars)
                                                         Upper    Land
              N M                                        Hudson   Manage-
              Hold-   Salmon   Moreau   River-  Hudson   Devel-   ment &     OProp-  Land-
              ings,   Shores,   Park,    view,    Pointe,  opment,  Develop-,   co,     West, Sub-
              Inc.     Inc.      Inc.     Inc.     Inc.    Inc.     ment, Inc.  Inc.    Inc. Total
              -----   ------   ------   ------   ------   -------   ----------  -----   ---- -----
Cash        $    74   $  7    $ 50     $  563   $ 39     $  133   $  188    $   79  $  100 $ 1,233
Receivables            154                 55    360        145      280         1     201   1,196
Due from
 affiliates   1,678                                                                          1,678
Investment
 in subsid-
 iaries      14,777                                                  157               352  15,286
Investment
 in develop-
 ment proj-
 ects                  164     777        717    594      1,284    1,504     6,712     873  12,625
Deferred fed-
 eral income
 taxes                                    602               112                        291   1,005
Organization
 costs           36     6       5         2      4          2       2                        57
            -------   ----    ----     ------   ----     ------   ------    ------  ------ -------
  Total
  Assets    $16,565   $331    $832     $1,939   $997     $1,676   $2,131    $6,792  $1,817 $33,080
            =======   ====    ====     ======   ====     ======   ======    ======  ====== =======

                      Inter-Company
                       Eliminations          Consolidated         Reclasses     Reported
                         Dr (Cr)                Total              Dr (Cr)        Total
                       ------------          ------------         ---------     --------

Cash                                         $ 1,233                           $ 1,233
Receivables                                    1,196                             1,196
Due from
 affiliates           ($1,678)(A)                  0                                 0
Investment
 in subsid-
 iaries               (14,777)(A)                509                (509)(B)         0
Investment
 in develop-
 ment proj-
 ects                                         12,625                 566 (B)    13,191
Deferred fed-
 eral income
 taxes                                         1,005              (1,005)(B)         0
Organization
 costs                                            57                 (57)(B)         0
                      -------                -------              ------       -------

  Total Assets       ($16,455)               $16,625             ($1,005)      $15,620
                      =======                =======              ======       =======

                                                         Upper    Land
              N M                                        Hudson   Manage-
              Hold-   Salmon   Moreau   River-  Hudson   Devel-   ment &     OProp-  Land-
              ings,   Shores,   Park,    view,    Pointe,  opment,  Develop-    co,     West, Sub-
              Inc.     Inc.      Inc.     Inc.     Inc.    Inc.     ment, Inc.  Inc.    Inc. Total
              -----   ------   ------   ------   ------   -------   ----------  -----   ---- -----
Accounts    $    19   $       $        $        $        $        $     7   $       $      $   26
 payable
Purchase depo-
 sits held       14                        3                14       36                      67
Accumulated
 deferred
 income taxes                                                                                  0
Due to parent   462    252     109         8    717       115      121       28     328   2,140
Common stockholders'
 equity:
  Common
   stock          3                        1                1        1        1              7
  Paid-in
   capital   15,294    101     674      1,383     410     1,351    1,770     6,767   1,435  29,185
  Retained
   earnings     773    (22)     49        544    (130)      195      196        (4)     54   1,655
            -------   ----    ----     ------    ----    ------   ------    ------  ------ -------
  Total
  Liabilities
  & Equity  $16,565   $331    $832     $1,939    $997    $1,676   $2,131    $6,792  $1,817 $33,080
            =======   ====    ====     ======    ====    ======   ======    ======  ====== =======

                      Inter-Company
                       Eliminations          Consolidated         Reclasses     Reported
                         Dr (Cr)                Total              Dr (Cr)        Total
                       ------------          ------------         ---------     --------

Accts. payable        $                      $    26               ($529)(B)   $   555
Purch. depo-
 sits held                                        67                  67 (B)         0
Accumulated
 deferred
 income taxes                                      0               1,005 (B)    (1,005)
Due to parent           1,678 (A)                462                 462 (B)         0

Common stockholders'
 equity:
  Common
   stock                    4 (A)                  3                                 3
  Paid-in
   capital             13,891 (A)             15,294                            15,294
  Retained
   earnings               882 (A)                773                               773
                      -------                -------              ------       -------

  Total Liabil-
  ities & Equity      $16,455                $16,625              $1,005       $15,620
                      =======                =======              ======       =======

/TABLE

                                                                                      S-10
NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
---------------------------------------------------------
N M HOLDINGS, INC.
------------------

CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS FOR THE YEAR ENDED DECEMBER 31, 1996
(In Thousands of Dollars)
                                                         Upper    Land
              N M                                        Hudson   Manage-
              Hold-   Salmon   Moreau   River-  Hudson   Devel-   ment &     OProp-  Land-
              ings,   Shores,   Park,    view,    Pointe,  opment,  Develop-    co,     West, Sub-
              Inc.     Inc.      Inc.     Inc.     Inc.    Inc.     ment, Inc.  Inc.    Inc. Total
              -----   ------   ------   ------   ------   -------   ----------  -----   ---- -----
Property
 sales      $        $        $        $977    $  36    $115     $308       $77    $275   $1,788
Cost of
 property
 sold                                   121       19      39      233        74     315      801
Sale of
 timber       62               26       124              195      189               146      742
Rent and
 other
 income                                   4                         4                14       22

A&G expenses
 Logging oper-
  ations       4                1         6               20       12                17       60
 Accounting   23       3        3         3        3       3        3                 3       44
 Legal        12                                                   12         1               25
 Insurance     5                2         3        3       2        2         3       2       22
 Management   42       3        2         7        2       2       22                 2       82
 NYS fran-
  chise tax   12                1        88        2      13       14                 1      131

 Amortization
  of org.
  costs       14       2        2         1        1       1        1                         22
 Consulting
  fees        19                         17        1      32       22         7       6      104
 Property
  taxes                                   7        2      13       11                 4       37
 Other items
  (net)        8       1        1        24        5     (13)       2        (1)      4       31
             ---      --       --       ---       --     ---      ---        ---     --    -----
             139       9       12       156       19      73      101        10      39      558
             ---      --       --       ---       --     ---      ---        ---     --    -----
Operating
 income      (77)     (9)      14       828       (2)    198      167        (7)     81    1,193

Interest
 income        4      17                 17       10      16       28         1       6       99

Equity in subs
 earnings    867     (14)                                          14                (1)     866
             ---     ----      --       ---       --     ---      ---         --     --    -----
Income before
 tax         794      (6)      14       845        8     214      209        (6)     86    2,158

Federal
 income tax
 (benefit)   (17)     (2)       5       296        3      70       98        (2)     30      481
             ----    ----      --       ---       --     ---      ---        ---     --    -----

Net income/
 (loss)      811      (4)       9       549        5     144      111        (4)     56    1,677

Retained
 earnings
 (beginning
 of year)    (38)    (18)      40        (5)    (135)     51       85                (2)     (22)

Retained
 earnings
 (end of
 year)      $773    ($22)     $49      $544    ($130)   $195     $196       ($4)    $54   $1,655
            ====     ===      ===      ====     ====    ====     ====        ==     ===   ======

                     Inter-Company
                      Eliminations           Consolidated                       Reported
                        Dr (Cr)                 Total             Reclasses       Total
                     -------------           ------------         ---------      -------

Property sales          $                     $1,788             ($1,788)(C)    $
Cost of property
 sold                                            801                 801 (C)
Sale of timber                                   742                (742)(C)
Rent and other
 income                                           22                 (22)(C)

A&G expenses
 Logging operations                               60                  60 (C)
 Accounting                                       44                  44 (C)
 Legal                                            25                  25 (C)
 Insurance                                        22                  22 (C)
 Management                                       82                  82 (C)
 NYS franchise tax                               131                 131 (C)
 Amortization
  of org. costs                                   22                  22 (C)
 Consulting fees                                 104                 104 (C)
 Property taxes                                   37                  37 (C)
 Other items
  (net)                                           31               1,323 (C)     1,292
                        ----                    ----               -----         -----
                                                 558               1,850         1,292
                        ----                    ----               -----         -----

Operating income                               1,193                  99         1,292

Interest income                                   99                 (99)(C)

Equity in subs
 earnings               866 (A)
                       ----                    -----                 ----        -----

Income before tax       866                    1,292                             1,292

Federal income
 tax (benefit)                                   481                               481
                       ----                    -----                 ----        -----
Net income/(loss)       866                      811                               811

Retained earnings
 (beginning of year)     16 (A)                  (38)                              (38)
                       ----                    -----                 ----        -----
Retained earnings
 (end of year)         $882                     $773                              $773
                       ====                    =====                 ====        =====

/TABLE

NIAGARA MOHAWK POWER CORPORATION                       S-11

INTER-COMPANY ELIMINATIONS
December 31, 1996
(In Thousands of Dollars)

          (A)                        DETAIL       DEBIT     CREDIT
                                     ------       -----     ------

Capital Stocks of Subsidiary
 Companies - Consolidated                              4
          Riverview, Inc.                     1
          Upper Hudson Development Co.        1
          Land Mgmt. & Develop., Inc.         1
          OPropco, Inc.                       1

Paid in Capital                                   13,891
          Salmon Shores, Inc.               101
          Moreau Park, Inc.                 674
          Riverview, Inc.                 1,383
          Hudson Pointe, Inc.               410
          Upper Hudson Development, Inc.  1,351
          Land Mgmt. & Develop., Inc.     1,770
          OPropco, Inc.                   6,767
          LandWest, Inc.                  1,435

Retained Earnings (at beginning of year)              16
          Salmon Shores, Inc.               (18)
          Moreau Park, Inc.                  40
          Riverview, Inc.                    (5)
          Hudson Pointe, Inc.              (135)
          Upper Hudson Development, Inc.     51
          Land Mgmt. & Develop., Inc.        85
          LandWest, Inc.                     (2)

          (A)                        DETAIL       DEBIT     CREDIT
                                     ------       -----     ------

Net Income of Subsidiaries for the
   period 1/1/96 through 12/31/96                    866
          Salmon Shores, Inc.                (4)
          Moreau Park, Inc.                   9
          Riverview, Inc.                   549
          Hudson Pointe, Inc.                 5
          Upper Hudson Development, Inc.    144
          Land Mgmt. & Develop., Inc.       111
          OPropco, Inc.                      (4)
          LandWest, Inc.                     56

Investments in Subsidiary Companies-
   Consolidated                                             14,777
          Salmon Shores, Inc.                79
          Moreau Park, Inc.                 723
          Riverview, Inc.                 1,928
          Hudson Pointe, Inc.               280
          Upper Hudson Development, Inc.  1,547
          Land Mgmt. & Develop., Inc.     1,967
          OPropco, Inc.                   6,764
          LandWest, Inc.                  1,489

Due to Parent                                      1,678
   Due from Affiliates                                       1,678
          Salmon Shores, Inc.               252
          Moreau Park, Inc.                 109
          Riverview, Inc.                     8
          Hudson Pointe, Inc.               717
          Upper Hudson Development, Inc.    115
          Land Mgmt. & Develop., Inc.       121
          OPropco, Inc.                      28
          LandWest, Inc.                    328


(A) To eliminate the investment in and advances to subsidiary companies.

NIAGARA MOHAWK POWER CORPORATION

INTER-COMPANY ELIMINATIONS

December 31, 1996
(In Thousands of Dollars)


          (B)                        DETAIL       DEBIT     CREDIT
                                     ------       -----     ------

Accumulated Deferred Income Taxes                  1,005
Investment in Development Projects                   566
Due to Parent                                        462
Purchase Deposits Held                                67
   Deferred Federal Income Taxes                            1,005
   Accounts Payable                                           529
   Investment in Subs                                         509
   Organization Costs                                          57

(B) To reclass certain accounts for consolidated reporting purposes.


          (C)

Property Sales                                     1,788
Sale of Timber                                       742
Interest Income                                       99
Rent and Other Income                                 22
   Other Items (net)                                        1,323
   Cost of Property Sold                                      801
   NYS Franchise Tax                                          131
   Consulting Fees                                            104
   Management                                                  82
   Logging Operations                                          60
   Accounting                                                  44
   Property Taxes                                              37
   Legal                                                       25
   Insurance                                                   22
   Amortization of Org. Costs                                  22

(C) To reclass certain accounts for consolidated reporting purposes.

                                                                                       S-12
NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
---------------------------------------------------------
OPINAC ENERGY CORPORATION
-------------------------

CONSOLIDATING BALANCE SHEET AT DECEMBER 31, 1996
(In Thousands of Dollars)

                        Opinac     Plum
                        Energy    Street
                         Corp.  Enterprises  Consolidated    Eliminations
                        ------  -----------  ------------    ------------

Other investments     $  9,482    $ 4,595      $ 14,077         $
Investments -
  subsidiaries          61,084                   61,084         (61,084) (A)
                      --------    -------      --------         -------
                        70,566      4,595        75,161         (61,084)
                      --------    -------      --------         -------
Cash & temporary
  investments          121,635     55,457       177,092
Accounts receivable      1,093      3,895         4,988
Other assets               291        789         1,080
                      --------    -------      --------         -------
                       123,019     60,141       183,160
                      --------    -------      --------         -------
TOTAL ASSETS          $193,585    $64,736      $258,321        ($61,084)
                      ========    =======      ========         =======

Common stock          $  9,007    $   200      $  9,207          $  (200) (A)
Paid in surplus         24,264     61,391        85,655          (61,391) (A)
Retained earnings      159,894       (507)      159,387              507  (A)
Translation adj.
                      --------    -------      --------          -------
                       193,165     61,084       254,249          (61,084)
                      --------    -------      --------          -------
Accounts payable           258      2,328         2,586
Accrued other                       1,324         1,324
                      --------    -------      --------          -------
                           258      3,652         3,910
                      --------    -------      --------          -------
Accumulated deferred
 taxes                     162                      162
                      --------    -------      --------          -------
TOTAL LIABILITIES
 AND EQUITY           $193,585    $64,736      $258,321         ($61,084)
                      ========    =======      ========          =======

                                              (1)
                                Total     Consolidated
                               Canadian       U.S.                            Reported
                                Dollars      Dollars         Reclasses       U.S. Dollars
                               --------   ------------       ---------       ------------

Other investments              $ 14,077    $ 10,272         $  37,236 (B)    $ 47,508
Investments -
  subsidiaries                 --------    --------         ---------        --------
                                 14,077      10,272            37,236          47,508
                               --------    --------         ---------        --------
Cash & temp. invest.            177,092     129,224           (37,236)(B)      91,988
Accounts receivable               4,988       3,640                             3,640
Other assets                      1,080         788                               788
                               --------    --------         ---------        --------
                                183,160     133,652           (37,236)         96,416
                               --------    --------         ---------        --------
TOTAL ASSETS                   $197,237    $143,924                          $143,924
                               ========    ========         =========        ========

Common stock                  $  9,007     $  7,433          $               $  7,433
Paid in surplus                 24,264       21,336           (10,881)(C)      10,455
Retained earnings              159,894      123,064                           123,064
Translation adj.                            (10,881)           10,881 (C)
                              --------     --------          --------        --------
                               193,165      140,952                           140,952
                              --------     --------          --------        --------
Accounts payable                 2,586        1,887                             1,887
Accrued other                    1,324          966                               966
                              --------     --------          --------        --------
                                 3,910        2,853                             2,853
                              --------     --------          --------        --------
Accumulated deferred taxes         162          119                               119
                              --------     --------          --------        --------
TOTAL LIABILITIES
 AND EQUITY                   $197,237     $143,924                          $143,924
                              ========     ========          ========        ========


(1) Translated at December 31, 1996 at an exchange rate of .7297.

/TABLE

                                                                                      S-13
NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
---------------------------------------------------------
OPINAC ENERGY CORPORATION
-------------------------

CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS FOR THE YEAR ENDED DECEMBER 31, 1996
(In Thousands of Dollars)

                      Opinac   Canadian     Plum     Canadian Niagara                 Adjustments
                      Energy    Niagara    Street       Wind Power    Cowley Ridge      and
                       Corp.     Power    Enterprises   Company, Inc.    Partnership  Eliminations
                      ------   --------   ----------- ---------------    -----------  ------------

Electric Revenues   $            $ 24,135  $               $ 25           $2,484       $(2,509)(D)
                    --------    --------  -------        ----          ------       -------
  Other Operation and
   Maintenance
   Expenses                                                  12            1,138        (1,150)(D)
  Production                       2,815
  Transmission                     1,441
  Distribution                     1,680
  Customer Accounting
   Administration                  2,574                                   18           (18)(D)
  Depreciation                       783                    5             523          (528)(D)
  Federal and Foreign
   Income Taxes
  Other Taxes                      2,115
                    --------    --------  -------        ----          ------       -------
Total Operating
 Expenses                         11,408                   17           1,679        (1,696)
                    --------    --------  -------        ----          ------       -------

Operating
 Income                           12,727                    8             805          (813)
                    --------    --------  -------        ----          ------       -------
Federal and Foreign
 Income Taxes         (2,319)
Other Income          25,549      1,247    21,098                                   (21,803)(D)
Subsidiary
 Earnings              7,238                                                         (7,238)(A)
                    --------    -------   -------        ----          ------       -------
                      30,468      1,247    21,098                                   (29,041)
                    --------    -------   -------        ----          ------       -------
Total Income          30,468     13,974    21,098           8             805       (29,854)
Other Income/
 Deductions                          81    21,605                                   (21,686)(D)
                    --------    -------   -------        ----          ------       -------
Income before
 Interest Charges     30,468     13,893      (507)          8             805        (8,168)
Interest                             14                     9             921          (930)(D)
                    --------    -------   -------        ----          ------       -------
Income before
 Taxes                30,468     13,879      (507)         (1)           (116)       (7,238)
Canadian Income
 Taxes                            6,017
                    --------    -------   -------        ----          ------       -------
Net Income (Loss)     30,468      7,862      (507)         (1)           (116)       (7,238)

Retained Earnings
 (beginning of year) 129,426     53,329                    (2)           (162)      (53,165)(A)

                                (61,191)                    3             278        60,910 (A)
                    --------    -------   -------        ----          ------       -------
Retained Earnings
 (end of year)      $159,894   $         $   (507)       $             $            $   507
                    ========   ========  ========        ====          ======       =======

                                              (1)
                                           Consolidated
                                              U.S.                            Reported
                             Consolidated    Dollars         Reclasses       U.S. Dollars
                             ------------  ------------      ---------       ------------

Electric Revenues               $24,135    $ 17,652                          $ 17,652
                                -------    --------          --------        --------
Other Operation and
  Maintenance
   Expenses                                                  $ 6,225 (E)        6,225
Production                        2,815       2,058           (2,058)(E)
Transmission                      1,441       1,053           (1,053)(E)
Distribution                      1,680       1,231           (1,231)(E)
Customer Accounting
 Administration                   2,574       1,883           (1,883)(E)
Depreciation                        783         573                               573
Federal and Foreign
 Income Taxes                                                   4,400(E)        4,400
Other Taxes                       2,115       1,546                             1,546
                               --------    --------          --------        --------
Total Operating
 Expenses                        11,408       8,344             4,400          12,744
                               --------    --------          --------        --------
Operating Income                 12,727       9,308            (4,400)          4,908
                               --------    --------          --------        --------
Federal and Foreign
 Income Taxes                    (2,319)     (1,701)                           (1,701)
Other Income                     26,091      19,224                            19,224
Subsidiary
 Earnings                      --------    --------          --------        --------
                                 23,772      17,523                            17,523
                               --------    --------          --------        --------

Total Income                     36,499      26,831            (4,400)         22,431
Other Income/
 Deductions
                               --------    --------          --------        --------
Income before
 Interest Charges                36,499      26,831            (4,400)         22,431
Interest                             14          10                                10
                               --------    --------          --------        --------
Income before
 Taxes                           36,485      26,821            (4,400)         22,421
Canadian Income
 Taxes                            6,017       4,400            (4,400)(E)
                               --------    --------          --------        --------
Net Income (Loss)                30,468      22,421                            22,421

Retained Earnings
 (beginning of year)            129,426     100,643                           100,643
                               --------    --------          --------        --------
Retained Earnings
 (end of year)                 $159,894    $123,064                          $123,064
                               ========    ========          ========        ========


(1) Translated monthly at a weighted average exchange rate of .7379.


/TABLE

                                                            S-14
NIAGARA MOHAWK POWER CORPORATION

INTER-COMPANY ELIMINATIONS

December 31, 1996
(In Thousands of Dollars)

          (A)                        DETAIL         DEBIT    CREDIT
                                     ------         -----    ------
Capital Stocks of Subsidiary
  Companies - Consolidated                            200
          Plum Street Enterprises            200

Paid in Surplus                                    61,391
          Plum Street Enterprises         61,391

Retained Earnings (at beginning
   of year)                                        53,165
          CNP                             53,329
          Wind Power Company                  (2)
          Cowley Partnership                (162)

Net Income of Subsidiaries for the
   period 1/1/96 through 12/31/96                   7,238
          CNP                              7,862
          Wind Power Company                  (1)
          Cowley Partnership                (116)
          Plum Street Enterprises           (507)

Retained Earnings                                           60,910
          CNP                             61,191
          Wind Power Company                  (3)
          Cowley Partnership                (278)

Investments in Subsidiary Companies-
   consolidated                                             61,084
          Plum Street Enterprises         61,084


(A) To eliminate the investment in and advances to subsidiary companies.

NIAGARA MOHAWK POWER CORPORATION

INTER-COMPANY ELIMINATIONS

December 31, 1996
(In Thousands of Dollars)

          (B)                        DETAIL       DEBIT     CREDIT
                                     ------       -----     ------
Other Investments                                 37,236
Cash and temporary investments                              37,236

(B) To reclass temporary investments to other investments due to the maturities being greater than three months.

          (C)

Paid in Surplus                                   10,881
Translation Adjustment                                      10,881

(C)  To reclass the translation adjustment to paid in surplus.

          (D)

Electric Revenues                                  2,509
  Opinac from Wind Power Company         25
  Opinac from Cowley Partnership      2,484

Other Income                                      21,803
  Opinac from Plum St. Ent.          21,098
  Opinac from CNP                       705

Other Operation and Maintenance
 Expenses                                                   1,150
  Opinac from Wind Power Company         12
  Opinac from Cowley Partnership      1,138

Customer Accounting Admin.                                     18
  Opinac from Cowley Partnership         18

Depreciation                                                  528
  Opinac from Wind Power Company          5
  Opinac from Cowley Partnership        523

Interest                                                      930
  Opinac from Wind Power Company          9
  Opinac from Cowley Partnership        921

Other Income/Deductions                                    21,686
  Opinac from CNP                        81
  Opinac from Plum St. Ent.          21,605

(D)  To eliminate inter-company accounts.

          (E)

Other Operation Expense                            6,225
Federal and Foreign Income Taxes                   4,400
    Production                                               2,058
    Transmission                                             1,053
    Distribution                                             1,231
    Customer Accounting Admin.                               1,883
    Canadian Income Taxes                                    4,400

(E) To reclass certain accounts for consolidated reporting purposes.

NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
---------------------------------------------------------

EXHIBIT B

FINANCIAL DATA SCHEDULE

NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
---------------------------------------------------------

EXHIBIT C




          An organization chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

                                 NMPC
                                  /
                                Opinac
                                  /
                                 CNP
                                /  /
              Wind Power Company  Cowley Partnership
                               /  /
                   Cowley Ridge Joint Venture

NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
---------------------------------------------------------


          The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officers on this 2nd day of April, 1997.




Corporate Seal
Attest:                        NIAGARA MOHAWK POWER CORPORATION
                                     (Name of Claimant)



/s/ Kapua A. Rice                   BY /s/ Steven W. Tasker
------------------------               -------------------------
Kapua A. Rice, Secretary               Steven W. Tasker
                                       Vice President-Controller







Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:



Steven W. Tasker, Vice President-
Controller and Principal
Accounting Officer
Niagara Mohawk Power Corporation
300 Erie Boulevard West
Syracuse, New York  13202